SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 29, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
29 April 2013

Number:
11/13

SALE OF PINTO VALLEY

BHP Billiton has signed a definitive agreement to sell its Pinto Valley mining operation (Pinto Valley) and the associated San Manuel Arizona Railroad Company (SMARRCO) to Capstone Mining Corp. (Capstone) for an aggregate cash consideration of US$650 million. The transaction is subject to regulatory approval, and other customary conditions, and is expected to be completed in the second half of the 2013 calendar year.

Under the terms of the agreement, Capstone will assume the business’s environmental liabilities. BHP Billiton employees working at Pinto Valley and SMARRCO will become employees of Capstone as part of the transaction.

BHP Billiton President Copper, Peter Beaven, said: “The sale of Pinto Valley is an excellent outcome for BHP Billiton shareholders. It is consistent with our strategy and it takes the transaction value of divestments announced over the last 12 months to US$5.0 billion. We are pleased to have reached agreement with Capstone, particularly given their commitment to maintain our environmental and safety standards."

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

About Pinto Valley and SMARRCO

BHP Billiton currently has a 100% ownership interest in both Pinto Valley and SMARRCO.

Pinto Valley is an open-pit copper mining operation located east of Phoenix in the Globe-Miami district of Arizona.

SMARRCO owns and operates a 47 km railway from San Manuel to Hayden, Arizona.

Media Relations

Australia

Gabrielle Notley
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Gabrielle.Notley@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines
Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158 Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : April 29, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary